PURDEN LAKE RESOURCE CORP.
23 Mechanic Street
Red Bank, NJ  07701
(732) 358-0299
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                                                                November 1, 2007

Donna Levy
United States Securities and Exchange Commission
Mail Stop 7010
100 F Street NE
Washington, DC  20549


Re: Purden Lake Resource Corp.
    Amendment No. 1 to Registration Statement on Form SB-2
    Filed October 2, 2007
    File No. 333-145620

Dear Ms. Levy,

Thank you for your assistance in the review of our filing. In response to your letter of October 24, 2007 we have amended our Registration Statement and provide this cover letter to assist you in your further review. To expedite your review we have mailed a marked copy to you as requested.

SUMMARY

GENERAL

1. We have updated the balance sheet and financial statements to September 30, 2007.

SUMMARY, PAGE 4

GENERAL INFORMATION

2. We have updated the Competition section on page 28 to include the type of minerals we will be mining for.

RISK FACTORS

GENERAL

"THERE IS A RISK THAT OUR PROPERTY DOES NOT CONTAIN ANY BENTONITE DEPOSITS..." PAGE 7

3. We have removed any references to Mr. Hemingway and Mr. Kowalchuk. Mr. Hemingway prepared an assessment report on the property for the previous owner that was filed with the provincial authorities and referenced in the geological report filed with our SB-2 registration statement. The report was provided to us by the previous owner of the property and the information was erroneously used in answering your previous comments. Mr. Coetzee is the geologist for the project hired by the Company and he prepared the geology report included in the registration statement. We have also disclosed Mr. Coetzee's qualifications in the Risk Factor section and the Plan of Operation section.

4. Mr. Coetzee personally visited the property on August 2nd and 3rd of this year in order to prepare the geology report and make his recommendations for the exploration program.

Sincerely,


/s/ Lisa Lopomo
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Lisa Lopomo
President & Director